UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No.         )*


                               USAIR GROUP INC.
                               (Name of Issuer)

                Series B Cumulative Convertible Preferred Stock
                        (Title of Class of Securities)

                                       91190530
                                (CUSIP Number)

                Fred M. Stone, Esq., M.D. Sass Associates, Inc.
                1185 Avenue of the Americas, New York, NY 10036
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 18, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:   Six copies of this statement, including all exhibits, should  be  filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


<PAGE 1>

                                 SCHEDULE 13D


CUSIP NO.  91190530

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     M.D. Sass Associates, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
     (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
     00

5    cHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS
2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               None
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               122,346
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               None

WITH      10   SHARED DISPOSITIVE POWER
               122,346

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     122,346

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.87%

14   TYPE OF REPORTING PERSON *
     IA, CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

<PAGE 2>

                                 SCHEDULE 13D


CUSIP NO.  91190530

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     M.D. Sass Investors Services, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF 7    SOLE VOTING POWER
               None
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               264,933
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               None

WITH      10   SHARED DISPOSITIVE POWER
               264,933

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     264,933

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.21%

14   TYPE OF REPORTING PERSON *
     IA, CO



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

<PAGE 3>

                                 SCHEDULE 13D


CUSIP NO.  91190530

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     M.D. Sass Associates, Inc. Employees Profit Sharing Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF 7    SOLE VOTING POWER
               None.  See Item 5(b)
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               3,308
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               None.  See Item 5(b)

WITH 10   SHARED DISPOSITIVE POWER
          3,308

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,308

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.08%

14   TYPE OF REPORTING PERSON *
     EP



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

<PAGE 4>

                                 SCHEDULE 13D


CUSIP NO.  91190530

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Martin D. Sass

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF 7    SOLE VOTING POWER
               None
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               385,800
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               None

WITH 10   SHARED DISPOSITIVE POWER
          385,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     385,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.05%

14   TYPE OF REPORTING PERSON *
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

<PAGE 5>

                                 SCHEDULE 13D


CUSIP NO.  91190530

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     James B. Rubin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF 7    SOLE VOTING POWER
               None
SHARES
BENEFICIALLY
OWNED BY  8    SHARED VOTING POWER
               385,800
EACH
REPORTING
PERSON    9    SOLE DISPOSITIVE POWER
               None

WITH      10   SHARED DISPOSITIVE POWER
               385,800

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     385,800

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.05%

14   TYPE OF REPORTING PERSON *
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

<PAGE 6>

                                 SCHEDULE 13D

Item 1(a) Security and Issuer

                This statement relates to the Series B Cumulative Convertible Preferred Stock, par value $50.00 per share (the "Stock"), of USAir Group Inc. (the "Company"), a Delaware corporation, with principal offices at 2345 Crystal Drive, Arlington, Virginia 22227.

Item 1(b) Identity and Background

          The persons filing this statement are:

          James B. Rubin
          Martin D. Sass
          M.D. Sass Associates, Inc. ("Associates")
          M.D. Sass Investors Services, Inc. ("Investors")
          M.D. Sass Associates, Inc. Employee Profit Sharing Plan ("Plan")

                The principal business address of each of the reporting persons is:
          1185 Avenue of the Americas
          New York, New York  10036

                Associates  and Investors are both Delaware corporations  which
          are   investment  advisors  registered  under  Section  203  of   the
          Investment Advisors Act of 1940.

                The Plan is a trust organized to administer the employee profit sharing plan of Associates. The Plan is administered by a Board of Trustees, which includes Mr. Sass.

               The executive officers and directors of Associates and Investors are:
          Martin D. Sass, Director and President
          Hugh R. Lamle, Director and Executive Vice President
          Martin E. Winter, Director, Senior Vice President and Chief Financial Officer
          Fred M. Stone, Senior Vice President and General Counsel
          James B. Rubin, Senior Managing Director.

                In the case of Messrs. Sass and Rubin, and each other person listed above pursuant to General Instruction C, their positions above constitute their principal occupation and employment, and their business address is c/o M.D. Sass Associates, Inc., 1185 Avenue of the Americas, New York, New York 10036. Each is citizen of the United States.

                None of the reporting persons or the other persons listed pursuant to General Instruction C has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

<PAGE 7>

                Pursuant to the Rule 13d-3, the reporting persons are including as beneficially owned securities of other persons, which are not reporting persons nor required to be listed pursuant to General Instruction C. These persons include:

                M.D. Sass Re/Enterprise Partners, L.P. ("Re/Enterprise") is a Delaware limited partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Associates is the managing general partner of Re/Enterprise; Investors is also a general partner of Re/Enterprise.

                M.D. Sass Re/Enterprise-II, L.P. ("Re/Enterprise-II") is a Delaware limited partnership organized for the purpose of making investments, which may be on a leveraged basis, in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Investors is the managing general partner of Re/Enterprise-II; Associates is also a general partner of Re/Enterprise-II.

                M.D. Sass Re/Enterprise International, Inc., a corporation organized under the laws of the British Virgin Islands ("International"), with its principal business address at the Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. International was organized for the purpose of making investments in the securities, bank debt and claims of public and private companies. M.D. Sass Management, Inc., a Delaware corporation ("Management"), with its principal business address at 1185 Avenue of the Americas, New York, New York 10036, is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and acts as the investment manager for International. Mr. Sass is the controlling stockholder of each of Associates, Investors, and Management.

                Investors also acts as investment advisor to a number of third party employee benefit or retirement plans, which are subject to Employee Retirement Income Security Act of 1974. One of these plans (the "ERISA Plan") does, and other plans may from time to time, hold securities of the Issuer.

Item 3         Source and Amount of Funds or Other Consideration

                The funds for the acquisitions by Re/Enterprise, Re/Enterprise-II, and International were provided by monies invested as capital contributions by their respective partners or shareholders.

                The funds for acquisitions by the Plan and the ERISA Plan were provided by monies invested by or contributed on behalf of the employee participants in such plans.

Item 4         Purpose of Transaction

                The  purpose  of  the acquisitions was for  investment  in  the ordinary course. Pursuant to Rule 13d-1, no Schedule 13D was required to be filed in respect of the Stock prior to the date hereof.

                From and after the date hereof, the reporting persons and the other persons noted above, or any of them, may engage in discussions with the Company's management concerning possible steps to enhance the value of the Stock. Such persons, or any of them, may also seek to obtain representation on the board of directors of the Company.

<PAGE 8>

               In addition, the reporting persons reserve the right at any time and from time to time, depending on market and other factors, to acquire additional shares of Stock or other securities of the Company, to dispose of all or any portion of the Stock or other securities of the Company now or hereafter held by them and to take any other action with respect to the Company or its securities permitted by law.

                There can be no assurance as to whether or when any action referred to in this Item 3 will be taken or as to the potential effects thereof on the Company or its securities.

Item 5         Interest in Securities of the Issuer

     (a) Re/Enterprise holds 104,111 shares, constituting 2.44%, of the class. Re/Enterprise-II holds 18,235 shares, constituting 0.43% of the class.
          International holds 117,289 shares, constituting 2.75%, of the class. The Plan holds 3,308 shares, constituting 0.08%, of the class.
          The ERISA Plan holds 142,857 shares, constituting 3.35% of the class.

                 Associates,   as  a  general  partner  of  Re/Enterprise   and
          Re/Enterprise-II, may be deemed to beneficially own an aggregate of 122,346 shares, constituting 2.87% of the class.

                 Investors, as a general partner of Re/Enterprise and Re/Enterprise-II, and as investment advisor to the ERISA Plan, may be deemed to beneficially own an aggregate of 264,933 shares, constituting 6.21% of the class.

                Management, as the investment advisor to International, may be deemed to beneficially own the 117,289 shares held by International.

                Mr. Sass, by virtue of his controlling interest in each of Associates, Investors, and Management, and as a trustee of the Plan, may be deemed to beneficially own an aggregate of 385,800 shares, constituting 9.05% of the class.

                Mr. Rubin, by virtue of his position with Associates and Investors, and as portfolio manager to Management and the Plan, may be deemed to beneficially own 385,800 shares, constituting 9.05% of the class

               Percentages are based on 4,263,050 shares outstanding as of June 30, 1996.

          (b) Re/Enterprise has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its managing general partner, Associates. Associates, Investors and Messrs. Sass and Rubin, by virtue of their positions as general partners or officers of the general partners may be deemed to share such power with Re/Enterprise.

                Re/Enterprise-II has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its managing general partner, Investors. Investors, Associates, and Messrs. Sass and Rubin, by virtue of their positions as general partners or officers of the general partners may be deemed to share such power with Re/Enterprise-II.

<PAGE 9>

                International has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its investment manager, Management. Management, by virtue of its position as investment manager, and Messrs. Sass and Rubin, by virtue of their positions may be deemed to share such power with International.

                The Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which  it  is beneficial owner, which power is exercised through  its
          Board of Trustees. Messrs. Sass and Winter, by virtue of their positions as trustees, and Mr. Rubin by virtue of his position as portfolio manager to the Plan, may be deemed to share such power with the Plan.

               The ERISA Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner, which power is exercised through its investment advisor, Investors. Investors, by virtue of its position as investment advisor, and Messrs. Sass and Rubin, by virtue of their positions, may be deemed to share such power with the ERISA Plan.

                Pursuant to Section 240.13d-4, Mr. Sass, Mr. Rubin, Associates, Investors, and the Plan, on behalf of themselves and their affiliates, disclaim beneficial ownership of the Stock held or managed for the accounts of others, and the filing of this Schedule 13D by, or the naming of such persons, shall not be construed as an admission that any such person or entity is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of any such securities of the Issuer.

          (c) A schedule of each transaction in the Stock by the persons described above since April 11, 1996, is attached as Exhibit A.

          (d) Associates, Investors and Management are investment advisers registered under Section 203 of the Investment Advisors Act of 1940 which advise or act as general partners to private investment companies and advises employee benefit plans. With respect to Stock held by those investment companies, numerous persons indirectly have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No such person is known to have an interest that relates to more than 5% of the Stock.

     (e)  Not applicable.


Item 6 Contracts, Arrangements, Understands or Relationships with Respect to Securities of the Issuer

                 Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any other person with respect to the Stock or other securities of the Issuer.

Item 7         Material to Be Filed as Exhibits

     (A)  Schedule of Transactions in Stock

<PAGE 10>

Signatures

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 27, 1996      s/Martin     D.     Sass
                              _________________________
                              Martin D. Sass


                              s/James B. Rubin
                              _________________________
                              James B. Rubin



                              M.D. Sass Associates, Inc.


                              By:  s/Martin E. Winter
                              ____________________
                              Name: Martin E. Winter
                              Title: Senior Vice President



                              M.D. Sass Investors Services, Inc.


                              By:  s/Martin E. Winter
                              ____________________
                              Name: Martin E. Winter
                              Title: Senior Vice President



                              M.D. Sass Associates, Inc.
                              Profit Sharing Plan


                              By:  s/Martin E. Winter
                              ____________________
                              Name:  Martin Winter, Trustee

<PAGE 11>